SCHEDULE 13D/A

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/15/16

1. NAME OF REPORTING PERSON
Bulldog Investors, LLC

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________

7. SOLE VOTING POWER
566,130

8. SHARED VOTING POWER
432,641

9. SOLE DISPOSITIVE POWER
566,130
_______________________________________________________

10. SHARED DISPOSITIVE POWER
432,641

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
998,771 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
12.09%

14. TYPE OF REPORTING PERSON

IA

1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________

7. SOLE VOTING POWER
566,130

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
566,130
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
566,130 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.85%

14. TYPE OF REPORTING PERSON

IC
____________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________
7. SOLE VOTING POWER
566,130

8. SHARED VOTING POWER
432,641

9. SOLE DISPOSITIVE POWER
566,130
_______________________________________________________

10. SHARED DISPOSITIVE POWER
432,641

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
998,771 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
12.09%

14. TYPE OF REPORTING PERSON

IN
___________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
566,130

8. SHARED VOTING POWER
432,641

9. SOLE DISPOSITIVE POWER
566,130
_______________________________________________________

10. SHARED DISPOSITIVE POWER
432,641

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
998,771 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
12.09%

14. TYPE OF REPORTING PERSON

IN
___________________________________________________________

1. NAME OF REPORTING PERSON
Steven Samuels

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
566,130

8. SHARED VOTING POWER
432,641

9. SOLE DISPOSITIVE POWER
566,130
_______________________________________________________

10. SHARED DISPOSITIVE POWER
432,641

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
998,771 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
12.09%

14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #5 to the schedule 13d
filed September 25, 2015. Except as specifically set forth
herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
See Exhibit A - Letter to the Company Secretary.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on August 4, 2015, there were 8,259,517 shares of common stock outstanding as of May 31, 2015. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and
Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of January 15, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 998,771 shares of FAV (representing 12.09% of FAV's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 998,771 shares of FAV include 566,130 shares (representing 6.85% of FAV's outstanding shares) that are owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full
Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value
Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP
(collectively,"Bulldog Investors Group of Funds").

Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 998,771 shares of FAV beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog
Investors, LLC who are not members of any group. The total number of these
"non-group" shares is 432,641 shares (representing 5.24% of FAV's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 566,130 shares.
Bulldog Investors, LLC has shared power to dispose of and vote 432,641 shares.
Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of FAV's shares) share this power with Bulldog Investors, LLC.  Messrs.
Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.

c) Since the last filing on 12/16/15 the following shares of FAV were purchased:

Date:                   Shares:                Price:
12/16/15                 11,206                8.2055
12/17/15                 16,800                8.2105
12/22/15                  6,265                8.2344
12/23/15                 14,500                8.3915
12/28/15                 16,920                8.4085
12/31/15                  3,343                8.4410
01/04/16                 11,200                8.2966
01/05/16                  2,025                8.4119
01/11/16                  6,607                8.0474
01/13/16                  2,657                7.8748
01/14/16                  2,100                7.9125
01/15/16                 25,000                7.7433

d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A - Letter to the Company Secretary

After reasonable inquiry and to the best of my knowledge
and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/19/2015

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.